Filed Pursuant to Rule 253(g)(2)

File No. 024-11325

Arrived Homes, LLC

SUPPLEMENT NO. 5 DATED July 28, 2026
TO THE OFFERING CIRCULAR DATED January 30, 2025

This document supplements, and should be read in conjunction with, the offering circular of Arrived Homes, LLC ("we", "our" or "us"), dated January 30, 2025, as previously supplemented, and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

●	Our Net Asset Value ("NAV") Per Interest for each series as of July 25, 2026.

Net Asset Value as of July 25, 2026

As of July 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about October 25, 2026.

Series	NAV Per Interest
100	$8.43
101	$8.00
Abbington	$9.00
Abernant	$10.05
Alvin	$10.43
Amber	$10.84
Apollo	$6.73
Aster	$9.92
Augusta	$9.84
Avebury	$8.38
Avondale	$9.12
Badminton	$13.17
Ballinger	$10.05
Bandelier	$10.82
Baron	$8.01
Basil	$15.55
Bayside	$11.44
Bazzel	$9.87
Bedford	$9.50
Bella	$10.36
Belle	$7.59
Belvedere	$9.86
Bergenia	$9.92
Blossom	$9.31
Bonneau	$10.07
Brainerd	$10.05
Braxton	$10.02
Brennan	$6.04
Briarwood	$10.16
Brooklyn	$8.90
Burlington	$8.36
Butter	$11.46
Calvin	$10.03
Camino	$9.41
Cawley	$9.55
Chaparral	$17.61
Chelsea	$9.07
Chester	$10.21
Chickamauga	$10.25
Chinook	$9.42
Chitwood	$10.33
Clover	$9.34
Coatbridge	$9.18
Collier	$10.79
Collinston	$9.01
Conway	$9.31
Cove	$9.85
Creekside	$9.97
Creekwood	$8.88
Cumberland	$9.22
Cupcake	$15.52
Cypress	$7.34
Daisy	$10.21
Davidson	$10.52
Dawson	$10.46
Delta	$4.01
Dewberry	$11.55
Diablo	$7.95
Dogwood	$9.86
Dolittle	$12.04
Dolly	$8.77
Dops	$10.62
Dorchester	$9.37
Dunbar	$8.42
Eagle	$13.00
Eastfair	$11.39
Eastwood	$10.29
Elevation	$8.11
Ella	$10.20
Ellen	$8.99
Elm	$13.94
Emporia	$4.82
Ensenada	$7.11
Falcon	$12.81
Felix	$9.64
Fenwick	$9.73
Fletcher	$9.53
Folly	$9.64
Forest	$10.30
Foster	$10.68
Franklin	$9.97
Gardens	$8.65
General	$10.08
Goose	$13.53
Grant	$12.23
Greenhill	$9.72
Gretal	$9.65
Grove	$9.24
Hadden	$8.81
Hansard	$11.72
Hansel	$8.16
Hargrave	$9.42
Harrison	$9.66
Henry	$7.87
Heritage	$7.60
Heron	$10.59
Highland	$9.69
Hines	$9.69
Hobbes	$9.88
Holcomb	$7.89
Holland	$10.95
Hollandaise	$9.16
Holloway	$13.42
Inglewood	$9.20
Irene	$9.43
Jack	$9.20
Jake	$8.06
Jefferson	$10.39
Jill	$8.79
Johnny	$8.30
June	$8.44
Jupiter	$11.14
Kawana	$8.53
Kennesaw	$9.31
Kenny	$8.77
KerriAnn	$7.86
Kessler	$9.71
Kingsley	$12.54
Kirkwood	$7.82
Korin	$10.93
Lallie	$5.91
Lanier	$9.38
Lannister	$8.34
Latte	$10.29
Lennox	$12.80
Lierly	$26.14
Lily	$7.20
Limestone	$9.20
Litton	$11.42
Longwoods	$9.67
Lookout	$9.76
Loretta	$9.56
Louis	$10.30
Louise	$10.73
Lovejoy	$5.93
Luna	$12.64
Lurleen	$8.71
Madison	$7.68
Mae	$9.92
Magnolia	$6.83
Malbec	$16.99
Mammoth	$7.23
Marcelo	$10.03
Marie	$11.85
Marietta	$9.26
Marion	$10.28
Marple	$9.26
Martell	$9.79
Mary	$10.67
Matchingham	$11.26
McGregor	$9.97
McLovin	$8.17
Meadow	$10.45
Mimosa	$9.47
Mojave	$14.99
Murphy	$12.43
Mycroft	$9.12
Nugget	$8.01
Odessa	$7.95
Olive	$10.92
Oly	$8.39
Onyx	$9.54
Oscar	$9.72
Osceola	$9.32
Osprey	$9.78
Otoro	$4.01
Palmer	$9.70
Patrick	$16.71
Peanut	$9.79
Pearl	$8.52
Pecan	$18.01
Peterson	$10.24
Piedmont	$6.32
Pinot	$17.21
Pioneer	$8.44
Plumtree	$16.36
Point	$8.39
Porthos	$9.67
Quincy	$8.61
Redondo	$10.25
Regency	$12.92
Reginald	$7.64
Reynolds	$8.08
Ribbonwalk	$10.00
Richardson	$10.42
Richmond	$9.80
Ridge	$11.16
Ritter	$9.14
River	$12.86
Riverwalk	$10.09
Rooney	$8.97
Roseberry	$11.63
Rosewood	$10.62
Roxy	$8.98
Saddlebred	$7.68
Saint	$7.70
Sajni	$10.09
Salem	$16.62
Salinas	$10.99
Saturn	$10.17
Scepter	$8.26
Sequoyah	$9.71
Shallowford	$8.71
Shoreline	$9.76
Sigma	$10.16
Simon	$10.55
Sims	$9.64
Soapstone	$23.77
Sodalis	$8.91
Spencer	$11.94
Splash	$15.27
Spring	$9.61
Stonebriar	$8.38
Sugar	$11.52
Summerset	$12.04
Sundance	$9.81
Sunnyside	$10.61
Swift	$9.09
Taylor	$9.18
Terracotta	$6.59
Theodore	$10.55
Tulip	$7.47
Tuscan	$15.91
Tuscarora	$10.79
Tuxford	$6.79
Vernon	$9.48
Walton	$9.44
Wave	$4.03
Weldon	$11.69
Wellington	$8.94
Wentworth	$15.18
Wescott	$7.58
Westchester	$9.14
Wildwood	$11.71
Willow	$9.09
Wilson	$10.11
Winchester	$9.71
Windsor	$10.77
Winston	$9.00
Wisteria	$11.68

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	100	101	Abbington	Abernant	Alvin	Amber	Apollo
ASSETS
Current assets:
Cash	$5,907	$4,382	$10,713	$11,188	$17,043	$6,888	$1,498
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	(354)	6,226	4,546	3,127	5,054	4,161	2,261
Property and equipment, net	551,736	576,269	433,628	212,425	297,000	268,410	184,154
Total assets	$557,289	$586,877	$448,887	$226,740	$319,098	$282,543	$191,610

LIABILITIES
Current liabilities:
Accrued expenses	$2,473	$2,615	$2,369	$1,973	$1,822	$2,126	$2,775
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	28,441	35,838	22,682	3,640	5,125	9,216	18,470
Tenant deposits	-	2,995	2,845	1,745	2,545	1,995	648
Note payable, related party	-	25,000	-	-	-	6,900	20,000
Mortgage payables	-	-	-	-	-	198,925	133,484
Total liabilities	$30,914	$66,448	$27,897	$7,358	$9,492	$219,162	$175,377

MEMBERS' EQUITY (DEFICIT)
Members' capital	563,235	620,417	436,775	221,576	292,734	105,705	69,515
Accumulated deficit	(36,860)	(99,988)	(15,784)	(2,194)	16,872	(42,324)	(53,281)
Total members' equity (deficit)	$526,375	$520,429	$420,991	$219,382	$309,607	$63,381	$16,234
Total liabilities and members' equity (deficit)	$557,289	$586,877	$448,887	$226,740	$319,098	$282,543	$191,610

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	526,375	520,429	420,991	219,382	309,607	63,381	16,234
Net adjustments to fair value	56,215	52,225	72,860	54,073	80,203	91,621	44,274
TOTAL NET ASSETS	$582,591	$572,654	$493,851	$273,455	$389,809	$155,002	$60,507
NET ASSET VALUE PER INTEREST	$8.43	$8.00	$9.00	$10.05	$10.43	$10.84	$6.73

	Aster	Augusta	Avebury	Avondale	Badminton	Ballinger	Bandelier
ASSETS
Current assets:
Cash	$4,053	$17,316	$3,499	$7,759	$5,462	$6,821	$6,842
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	1,691	3,946	4,639	(1,804)	4,379	3,832	4,449
Property and equipment, net	236,955	275,076	259,685	305,321	225,565	281,367	311,930
Total assets	$246,968	$296,338	$271,297	$311,276	$239,728	$292,020	$328,399

LIABILITIES
Current liabilities:
Accrued expenses	$4,147	$2,495	$2,094	$2,653	$4,189	$1,791	$2,383
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,296	5,463	11,902	6,160	7,801	5,634	7,053
Tenant deposits	1,795	1,995	1,795	-	2,195	2,320	2,245
Note payable, related party	19,100	-	5,400	-	17,300	-	-
Mortgage payables	124,603	-	201,049	-	172,123	-	242,738
Total liabilities	$155,942	$9,952	$222,240	$8,813	$203,608	$9,745	$254,420

MEMBERS' EQUITY (DEFICIT)
Members' capital	145,792	283,727	90,646	320,665	73,380	288,014	112,502
Accumulated deficit	(54,765)	2,659	(41,589)	(18,202)	(37,259)	(5,739)	(38,523)
Total members' equity (deficit)	$91,026	$286,385	$49,057	$302,463	$36,121	$282,275	$73,979
Total liabilities and members' equity (deficit)	$246,968	$296,338	$271,297	$311,276	$239,728	$292,020	$328,399

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	91,026	286,385	49,057	302,463	36,121	282,275	73,979
Net adjustments to fair value	80,146	59,813	55,406	52,272	105,630	71,859	85,640
TOTAL NET ASSETS	$171,172	$346,199	$104,464	$354,735	$141,751	$354,134	$159,619
NET ASSET VALUE PER INTEREST	$9.92	$9.84	$8.38	$9.12	$13.17	$10.05	$10.82

	Baron	Basil	Bayside	Bazzel	Bedford	Bella	Belle
ASSETS
Current assets:
Cash	$8,822	$5,750	$6,638	$7,128	$5,439	$7,475	$6,897
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	(2,915)	3,618	(6,042)	3,372	4,766	(2,434)	5,506
Property and equipment, net	524,540	176,384	223,540	240,497	250,718	290,729	396,762
Total assets	$530,447	$188,374	$230,277	$250,998	$266,758	$295,770	$409,165

LIABILITIES
Current liabilities:
Accrued expenses	$4,030	$2,478	$4,652	$3,333	$5,151	$3,812	$3,626
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	28,412	5,255	9,596	13,321	6,472	7,565	10,426
Tenant deposits	-	1,695	-	1,845	2,295	-	3,593
Note payable, related party	-	9,700	10,000	21,700	13,300	8,500	25,900
Mortgage payables	-	129,903	163,737	-	194,645	-	-
Total liabilities	$32,442	$149,032	$187,985	$40,199	$221,863	$19,877	$43,545

MEMBERS' EQUITY (DEFICIT)
Members' capital	527,251	57,509	81,493	241,928	86,988	302,343	421,930
Accumulated deficit	(29,246)	(18,167)	(39,201)	(31,129)	(42,094)	(26,450)	(56,310)
Total members' equity (deficit)	$498,005	$39,342	$42,292	$210,799	$44,894	$275,893	$365,620
Total liabilities and members' equity (deficit)	$530,447	$188,374	$230,277	$250,998	$266,758	$295,770	$409,165

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	498,005	39,342	42,292	210,799	44,894	275,893	365,620
Net adjustments to fair value	22,617	107,680	98,376	75,429	71,218	99,818	13,324
TOTAL NET ASSETS	$520,622	$147,022	$140,668	$286,228	$116,112	$375,712	$378,944
NET ASSET VALUE PER INTEREST	$8.01	$15.55	$11.44	$9.87	$9.50	$10.36	$7.59

	Belvedere	Bergenia	Blossom	Bonneau	Brainerd	Braxton	Brennan
ASSETS
Current assets:
Cash	$16,009	$10,693	$16,991	$7,573	$8,116	$7,474	$2,989
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,806	2,920	2,540	(1,520)	4,467	3,332	5,081
Property and equipment, net	273,472	202,568	230,093	304,540	265,083	292,329	203,500
Total assets	$294,286	$216,181	$249,624	$310,593	$277,666	$303,135	$215,866

LIABILITIES
Current liabilities:
Accrued expenses	$2,617	$1,657	$4,361	$4,734	$2,769	$2,555	$3,041
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,796	3,999	21,504	10,823	6,570	7,572	22,288
Tenant deposits	2,295	1,495	1,845	-	2,495	2,045	1,550
Note payable, related party	-	-	7,400	5,000	-	10,700	35,200
Mortgage payables	-	-	-	-	143,913	-	154,131
Total liabilities	$10,707	$7,150	$35,110	$20,557	$155,746	$22,872	$216,210

MEMBERS' EQUITY (DEFICIT)
Members' capital	269,649	206,795	240,219	317,431	142,660	296,338	84,906
Accumulated deficit	13,930	2,236	(25,706)	(27,395)	(20,740)	(16,075)	(85,250)
Total members' equity (deficit)	$283,579	$209,031	$214,514	$290,037	$121,920	$280,263	$(344)
Total liabilities and members' equity (deficit)	$294,286	$216,181	$249,624	$310,593	$277,666	$303,135	$215,866

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	283,579	209,031	214,514	290,037	121,920	280,263	(344)
Net adjustments to fair value	61,301	47,832	69,240	101,616	72,212	99,224	64,375
TOTAL NET ASSETS	$344,880	$256,863	$283,753	$391,653	$194,132	$379,487	$64,031
NET ASSET VALUE PER INTEREST	$9.86	$9.92	$9.31	$10.07	$10.05	$10.02	$6.04

	Briarwood	Brooklyn	Burlington	Butter	Calvin	Camino	Cawley
ASSETS
Current assets:
Cash	$10,172	$4,150	$6,201	$8,605	$17,262	$5,852	$10,304
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,098	2,797	6,409	9,267	3,601	3,527	4,045
Property and equipment, net	194,908	153,161	589,552	333,852	220,150	239,306	291,769
Total assets	$208,177	$160,108	$602,162	$357,704	$241,014	$248,685	$306,119

LIABILITIES
Current liabilities:
Accrued expenses	$3,162	$2,061	$4,284	$4,143	$3,422	$1,847	$2,535
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,370	6,503	38,891	8,309	3,910	7,152	5,901
Tenant deposits	1,995	1,295	3,645	2,795	1,795	1,595	2,095
Note payable, related party	-	24,100	4,000	24,200	-	-	-
Mortgage payables	-	82,377	-	260,113	-	-	-
Total liabilities	$8,527	$116,336	$50,820	$299,559	$9,127	$10,594	$10,530

MEMBERS' EQUITY (DEFICIT)
Members' capital	199,798	93,141	595,378	108,994	222,060	239,968	296,868
Accumulated deficit	(148)	(49,369)	(44,036)	(50,850)	9,827	(1,877)	(1,279)
Total members' equity (deficit)	$199,650	$43,772	$551,343	$58,145	$231,887	$238,090	$295,588
Total liabilities and members' equity (deficit)	$208,177	$160,108	$602,162	$357,704	$241,014	$248,685	$306,119

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	199,650	43,772	551,343	58,145	231,887	238,090	295,588
Net adjustments to fair value	58,066	60,711	52,215	123,192	52,107	51,692	58,770
TOTAL NET ASSETS	$257,716	$104,483	$603,558	$181,337	$283,994	$289,782	$354,358
NET ASSET VALUE PER INTEREST	$10.16	$8.90	$8.36	$11.46	$10.03	$9.41	$9.55

	Chaparral	Chelsea	Chester	Chickamauga	Chinook	Chitwood	Clover
ASSETS
Current assets:
Cash	$9,176	$6,656	$6,708	$13,760	$8,688	$9,783	$6,969
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,885	3,609	2,521	5,875	3,541	5,254	5,560
Property and equipment, net	168,465	275,199	335,003	340,125	286,520	345,085	298,746
Total assets	$182,526	$290,003	$347,988	$359,759	$298,750	$360,122	$311,276

LIABILITIES
Current liabilities:
Accrued expenses	$7,013	$2,070	$2,490	$2,083	$2,525	$4,641	$2,561
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,756	6,832	8,432	8,169	5,588	9,127	18,716
Tenant deposits	1,695	1,895	2,545	3,693	1,995	2,795	1,995
Note payable, related party	-	-	-	-	5,200	-	5,600
Mortgage payables	104,980	213,460	182,076	-	-	-	-
Total liabilities	$119,444	$224,257	$195,543	$13,945	$15,308	$16,563	$28,872

MEMBERS' EQUITY (DEFICIT)
Members' capital	62,849	88,283	201,649	334,201	295,638	342,360	300,150
Accumulated deficit	233	(22,537)	(49,204)	11,613	(12,196)	1,199	(17,746)
Total members' equity (deficit)	$63,082	$65,746	$152,445	$345,814	$283,442	$343,559	$282,404
Total liabilities and members' equity (deficit)	$182,526	$290,003	$347,988	$359,759	$298,750	$360,122	$311,276

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	63,082	65,746	152,445	345,814	283,442	343,559	282,404
Net adjustments to fair value	121,443	58,533	100,751	95,628	56,670	111,894	71,314
TOTAL NET ASSETS	$184,525	$124,279	$253,197	$441,442	$340,112	$455,454	$353,718
NET ASSET VALUE PER INTEREST	$17.61	$9.07	$10.21	$10.25	$9.42	$10.33	$9.34

	Coatbridge	Collier	Collinston	Conway	Cove	Creekside	Creekwood
ASSETS
Current assets:
Cash	$5,196	$8,831	$7,277	$10,420	$9,303	$10,927	$6,639
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	1,466	(3,108)	7,415	6,967	7,168	2,990	3,828
Property and equipment, net	240,172	320,366	185,188	619,544	194,111	280,555	261,035
Total assets	$251,324	$326,088	$201,853	$636,930	$210,582	$294,472	$276,986

LIABILITIES
Current liabilities:
Accrued expenses	$4,931	$1,368	$3,020	$3,242	$2,333	$5,316	$2,322
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	8,886	16,777	20,400	16,026	4,060	7,309	7,231
Tenant deposits	3,143	-	1,595	3,645	1,695	2,350	1,795
Note payable, related party	25,400	-	35,600	13,400	24,700	-	-
Mortgage payables	173,406	-	135,002	-	-	-	141,551
Total liabilities	$215,765	$18,146	$195,618	$36,313	$32,788	$14,975	$152,898

MEMBERS' EQUITY (DEFICIT)
Members' capital	92,846	313,134	81,057	644,163	210,143	271,717	159,805
Accumulated deficit	(57,287)	(5,191)	(74,823)	(43,546)	(32,349)	7,780	(35,717)
Total members' equity (deficit)	$35,559	$307,943	$6,235	$600,618	$177,794	$279,496	$124,088
Total liabilities and members' equity (deficit)	$251,324	$326,088	$201,853	$636,930	$210,582	$294,472	$276,986

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	35,559	307,943	6,235	600,618	177,794	279,496	124,088
Net adjustments to fair value	84,604	121,225	85,824	122,548	64,814	76,007	48,362
TOTAL NET ASSETS	$120,163	$429,167	$92,059	$723,165	$242,607	$355,503	$172,450
NET ASSET VALUE PER INTEREST	$9.18	$10.79	$9.01	$9.31	$9.85	$9.97	$8.88

	Cumberland	Cupcake	Cypress	Daisy	Davidson	Dawson	Delta
ASSETS
Current assets:
Cash	$7,879	$6,488	$5,828	$7,322	$5,082	$3,209	$3,150
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	(92)	3,595	5,729	3,017	(12,811)	3,658	11,846
Property and equipment, net	267,219	198,700	335,817	271,728	194,307	198,614	308,721
Total assets	$275,007	$211,516	$352,309	$282,067	$190,101	$209,992	$331,189

LIABILITIES
Current liabilities:
Accrued expenses	$1,934	$4,994	$3,875	$4,557	$2,075	$4,124	$4,891
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,373	5,937	14,485	7,292	8,640	7,499	19,581
Tenant deposits	1,695	1,945	2,395	1,695	-	1,745	2,195
Note payable, related party	-	-	15,200	-	14,600	23,900	95,700
Mortgage payables	-	150,310	179,371	-	145,431	144,400	224,703
Total liabilities	$11,002	$163,186	$215,326	$13,544	$170,746	$181,668	$347,069

MEMBERS' EQUITY (DEFICIT)
Members' capital	268,200	54,979	199,445	268,382	67,925	78,732	118,520
Accumulated deficit	(4,195)	(6,648)	(62,462)	141	(48,570)	(50,408)	(134,400)
Total members' equity (deficit)	$264,005	$48,331	$136,983	$268,523	$19,355	$28,324	$(15,880)
Total liabilities and members' equity (deficit)	$275,007	$211,516	$352,309	$282,067	$190,101	$209,992	$331,189

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	264,005	48,331	136,983	268,523	19,355	28,324	(15,880)
Net adjustments to fair value	51,314	118,551	43,596	85,577	77,911	86,390	74,019
TOTAL NET ASSETS	$315,318	$166,882	$180,579	$354,100	$97,266	$114,715	$58,139
NET ASSET VALUE PER INTEREST	$9.22	$15.52	$7.34	$10.21	$10.52	$10.46	$4.01

	Dewberry	Diablo	Dogwood	Dolittle	Dolly	Dops	Dorchester
ASSETS
Current assets:
Cash	$4,064	$7,270	$5,541	$6,068	$7,664	$5,638	$7,551
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,812	3,746	4,368	4,892	7,306	3,241	4,475
Property and equipment, net	165,508	267,653	216,738	270,283	622,185	187,005	315,600
Total assets	$180,890	$282,501	$226,647	$287,341	$637,155	$195,884	$327,626

LIABILITIES
Current liabilities:
Accrued expenses	$3,566	$2,645	$1,562	$4,260	$2,640	$1,600	$5,578
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,891	7,978	11,324	11,192	16,183	5,535	16,193
Tenant deposits	1,695	2,145	1,750	2,295	3,995	1,495	2,295
Note payable, related party	24,700	28,300	-	6,300	-	-	52,800
Mortgage payables	119,590	205,930	-	205,617	-	-	-
Total liabilities	$155,441	$246,998	$14,636	$229,664	$22,818	$8,631	$76,866

MEMBERS' EQUITY (DEFICIT)
Members' capital	64,436	93,448	212,986	91,104	645,306	187,790	336,096
Accumulated deficit	(38,987)	(57,945)	(975)	(33,428)	(30,969)	(537)	(85,337)
Total members' equity (deficit)	$25,449	$35,503	$212,010	$57,676	$614,337	$187,253	$250,760
Total liabilities and members' equity (deficit)	$180,890	$282,501	$226,647	$287,341	$637,155	$195,884	$327,626

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	25,449	35,503	212,010	57,676	614,337	187,253	250,760
Net adjustments to fair value	80,397	66,995	61,985	103,332	75,704	68,231	124,298
TOTAL NET ASSETS	$105,846	$102,497	$273,995	$161,008	$690,041	$255,484	$375,057
NET ASSET VALUE PER INTEREST	$11.55	$7.95	$9.86	$12.04	$8.77	$10.62	$9.37

	Dunbar	Eagle	Eastfair	Eastwood	Elevation	Ella	Ellen
ASSETS
Current assets:
Cash	$6,979	$7,318	$5,812	$12,252	$4,196	$6,544	$14,194
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,960	4,183	4,006	4,978	8,110	(3,845)	3,682
Property and equipment, net	302,193	249,966	187,259	297,728	238,138	239,716	230,880
Total assets	$313,133	$267,688	$201,672	$314,958	$254,426	$242,414	$248,756

LIABILITIES
Current liabilities:
Accrued expenses	$1,998	$5,867	$3,885	$1,754	$3,973	$1,889	$5,625
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	20,949	6,334	5,376	5,057	15,079	7,045	4,471
Tenant deposits	2,295	2,245	1,949	2,795	1,895	-	2,100
Note payable, related party	58,200	-	17,500	-	55,100	-	-
Mortgage payables	-	131,981	148,125	-	170,543	-	-
Total liabilities	$83,442	$146,427	$176,836	$9,605	$246,590	$8,934	$12,196

MEMBERS' EQUITY (DEFICIT)
Members' capital	317,239	136,334	58,522	320,122	99,928	248,227	242,917
Accumulated deficit	(87,548)	(15,073)	(33,685)	(14,770)	(92,092)	(14,747)	(6,357)
Total members' equity (deficit)	$229,691	$121,261	$24,837	$305,352	$7,836	$233,480	$236,560
Total liabilities and members' equity (deficit)	$313,133	$267,688	$201,672	$314,958	$254,426	$242,414	$248,756

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	229,691	121,261	24,837	305,352	7,836	233,480	236,560
Net adjustments to fair value	79,433	118,370	71,534	80,356	94,087	79,000	30,649
TOTAL NET ASSETS	$309,124	$239,631	$96,370	$385,708	$101,924	$312,480	$267,209
NET ASSET VALUE PER INTEREST	$8.42	$13.00	$11.39	$10.29	$8.11	$10.20	$8.99

	Elm	Emporia	Ensenada	Falcon	Felix	Fenwick	Fletcher
ASSETS
Current assets:
Cash	$3,269	$5,501	$9,333	$6,871	$6,927	$9,324	$14,132
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,081	4,937	1,908	(665)	4,283	6,231	2,501
Property and equipment, net	144,576	313,335	500,107	250,617	233,503	278,106	163,604
Total assets	$156,504	$329,180	$519,947	$263,318	$244,713	$293,661	$180,237

LIABILITIES
Current liabilities:
Accrued expenses	$3,021	$3,546	$3,792	$5,835	$1,927	$2,284	$2,731
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	8,665	13,858	11,442	6,319	4,553	5,506	2,831
Tenant deposits	1,650	2,395	3,595	-	2,393	4,190	1,395
Note payable, related party	12,400	29,700	16,100	-	-	-	-
Mortgage payables	105,942	242,786	388,874	131,972	-	-	-
Total liabilities	$131,678	$292,285	$423,803	$144,125	$8,872	$11,979	$6,957

MEMBERS' EQUITY (DEFICIT)
Members' capital	55,274	114,863	178,735	136,682	236,529	291,687	166,602
Accumulated deficit	(30,448)	(77,968)	(82,590)	(17,489)	(688)	(10,005)	6,678
Total members' equity (deficit)	$24,827	$36,895	$96,145	$119,193	$235,841	$281,682	$173,280
Total liabilities and members' equity (deficit)	$156,504	$329,180	$519,947	$263,318	$244,713	$293,661	$180,237

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	24,827	36,895	96,145	119,193	235,841	281,682	173,280
Net adjustments to fair value	89,632	36,534	68,219	116,194	49,469	63,787	32,126
TOTAL NET ASSETS	$114,458	$73,428	$164,363	$235,387	$285,310	$345,469	$205,407
NET ASSET VALUE PER INTEREST	$13.94	$4.82	$7.11	$12.81	$9.64	$9.73	$9.53

	Folly	Forest	Foster	Franklin	Gardens	General	Goose
ASSETS
Current assets:
Cash	$7,645	$2,840	$7,470	$6,331	$3,447	$9,531	$7,931
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,354	15,382	5,569	4,980	3,351	3,942	1,941
Property and equipment, net	283,339	311,783	290,719	279,976	200,395	293,814	232,946
Total assets	$295,338	$332,577	$303,758	$291,287	$208,792	$307,287	$247,379

LIABILITIES
Current liabilities:
Accrued expenses	$4,285	$4,345	$2,457	$7,850	$1,476	$3,798	$5,616
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	16,628	13,705	5,870	5,367	7,087	5,680	13,912
Tenant deposits	2,695	1,248	1,850	2,595	-	2,495	1,995
Note payable, related party	6,600	60,400	-	-	11,000	-	-
Mortgage payables	-	225,446	-	-	134,973	-	122,893
Total liabilities	$30,208	$305,144	$10,177	$15,812	$154,536	$11,973	$144,417

MEMBERS' EQUITY (DEFICIT)
Members' capital	294,737	131,264	302,790	290,328	80,565	294,997	124,414
Accumulated deficit	(29,606)	(103,830)	(9,209)	(14,853)	(26,309)	317	(21,452)
Total members' equity (deficit)	$265,130	$27,433	$293,581	$275,475	$54,256	$295,315	$102,962
Total liabilities and members' equity (deficit)	$295,338	$332,577	$303,758	$291,287	$208,792	$307,287	$247,379

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	265,130	27,433	293,581	275,475	54,256	295,315	102,962
Net adjustments to fair value	83,945	139,784	105,109	78,523	45,132	82,327	130,290
TOTAL NET ASSETS	$349,076	$167,217	$398,690	$353,997	$99,388	$377,642	$233,252
NET ASSET VALUE PER INTEREST	$9.64	$10.30	$10.68	$9.97	$8.65	$10.08	$13.53

	Grant	Greenhill	Gretal	Grove	Hadden	Hansard	Hansel
ASSETS
Current assets:
Cash	$7,800	$6,896	$11,215	$4,527	$2,841	$13,203	$7,532
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,436	5,872	4,810	3,607	3,579	6,510	(2,086)
Property and equipment, net	333,515	290,741	409,332	205,144	201,284	277,238	367,195
Total assets	$352,699	$310,881	$425,356	$217,491	$212,397	$296,951	$380,184

LIABILITIES
Current liabilities:
Accrued expenses	$3,037	$4,981	$1,849	$2,500	$3,300	$2,010	$1,843
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,653	7,098	9,916	8,114	11,712	6,347	12,325
Tenant deposits	-	3,119	2,395	1,869	1,695	4,840	-
Note payable, related party	-	6,100	-	11,100	6,800	-	22,600
Mortgage payables	256,719	225,681	-	155,837	141,937	-	197,804
Total liabilities	$267,409	$246,978	$14,161	$179,419	$165,444	$13,197	$234,573

MEMBERS' EQUITY (DEFICIT)
Members' capital	112,629	89,374	421,935	79,470	77,155	272,830	221,379
Accumulated deficit	(27,339)	(25,472)	(10,740)	(41,398)	(30,202)	10,924	(75,768)
Total members' equity (deficit)	$85,290	$63,903	$411,195	$38,072	$46,953	$283,755	$145,611
Total liabilities and members' equity (deficit)	$352,699	$310,881	$425,356	$217,491	$212,397	$296,951	$380,184

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	85,290	63,903	411,195	38,072	46,953	283,755	145,611
Net adjustments to fair value	112,683	68,850	93,381	56,334	49,216	129,048	72,357
TOTAL NET ASSETS	$197,973	$132,753	$504,577	$94,407	$96,169	$412,803	$217,967
NET ASSET VALUE PER INTEREST	$12.23	$9.72	$9.65	$9.24	$8.81	$11.72	$8.16

	Hargrave	Harrison	Henry	Heritage	Heron	Highland	Hines
ASSETS
Current assets:
Cash	$7,317	$9,849	$7,440	$834	$4,936	$6,800	$7,963
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,712	5,161	2,030	1,951	4,131	3,911	2,795
Property and equipment, net	217,856	414,047	388,194	262,449	258,789	258,859	233,634
Total assets	$228,885	$436,082	$397,664	$271,400	$273,853	$269,570	$244,392

LIABILITIES
Current liabilities:
Accrued expenses	$3,671	$1,777	$3,815	$3,130	$3,776	$2,826	$1,859
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,849	10,888	10,987	7,506	11,511	7,157	12,198
Tenant deposits	1,945	3,045	2,395	1,995	2,369	1,845	1,845
Note payable, related party	10,300	-	45,500	19,300	7,100	6,900	8,200
Mortgage payables	-	225,304	-	201,037	198,950	-	-
Total liabilities	$19,765	$241,014	$62,698	$232,968	$223,705	$18,728	$24,102

MEMBERS' EQUITY (DEFICIT)
Members' capital	240,434	233,095	399,905	96,083	97,295	261,885	239,288
Accumulated deficit	(31,314)	(38,027)	(64,939)	(57,651)	(47,147)	(11,044)	(18,998)
Total members' equity (deficit)	$209,120	$195,068	$334,966	$38,432	$50,148	$250,841	$220,290
Total liabilities and members' equity (deficit)	$228,885	$436,082	$397,664	$271,400	$273,853	$269,570	$244,392

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	209,120	195,068	334,966	38,432	50,148	250,841	220,290
Net adjustments to fair value	54,909	95,067	35,043	56,507	84,316	60,953	65,178
TOTAL NET ASSETS	$264,029	$290,135	$370,009	$94,939	$134,464	$311,795	$285,467
NET ASSET VALUE PER INTEREST	$9.42	$9.66	$7.87	$7.60	$10.59	$9.69	$9.69

	Hobbes	Holcomb	Holland	Hollandaise	Holloway	Inglewood	Irene
ASSETS
Current assets:
Cash	$5,141	$13,052	$6,917	$7,651	$5,698	$11,561	$12,734
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,469	67	2,924	(3,162)	5,346	(5,857)	2,696
Property and equipment, net	218,141	319,447	185,355	326,834	296,010	614,376	163,604
Total assets	$226,751	$332,566	$200,101	$337,700	$311,948	$620,080	$179,035

LIABILITIES
Current liabilities:
Accrued expenses	$3,382	$3,106	$2,006	$1,880	$4,754	$3,213	$3,616
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,712	16,690	11,225	8,765	11,209	15,300	2,852
Tenant deposits	1,695	2,095	2,168	-	3,119	-	1,395
Note payable, related party	-	-	-	18,500	9,900	-	-
Mortgage payables	-	-	145,436	253,212	218,533	-	-
Total liabilities	$9,789	$21,890	$160,835	$282,357	$247,515	$18,512	$7,863

MEMBERS' EQUITY (DEFICIT)
Members' capital	235,477	324,486	77,035	129,288	109,373	648,487	166,058
Accumulated deficit	(18,515)	(13,811)	(37,768)	(73,944)	(44,940)	(46,919)	5,114
Total members' equity (deficit)	$216,962	$310,675	$39,267	$55,344	$64,433	$601,568	$171,172
Total liabilities and members' equity (deficit)	$226,751	$332,566	$200,101	$337,700	$311,948	$620,080	$179,035

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	216,962	310,675	39,267	55,344	64,433	601,568	171,172
Net adjustments to fair value	60,012	11,989	71,422	94,833	133,632	113,490	32,047
TOTAL NET ASSETS	$276,974	$322,665	$110,689	$150,176	$198,065	$715,058	$203,218
NET ASSET VALUE PER INTEREST	$9.88	$7.89	$10.95	$9.16	$13.42	$9.20	$9.43

	Jack	Jake	Jefferson	Jill	Johnny	June	Jupiter
ASSETS
Current assets:
Cash	$7,280	$5,522	$12,671	$7,086	$3,264	$7,677	$7,201
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,135	(776)	4,541	4,349	(454)	5,381	2,943
Property and equipment, net	373,488	530,090	251,013	362,686	528,394	528,394	185,184
Total assets	$392,720	$534,836	$268,226	$382,788	$531,204	$541,452	$199,261

LIABILITIES
Current liabilities:
Accrued expenses	$1,886	$4,208	$1,727	$1,731	$2,617	$2,603	$2,020
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	12,544	32,086	5,765	11,417	28,500	26,685	5,125
Tenant deposits	3,143	-	2,595	2,195	-	2,945	1,550
Note payable, related party	17,200	16,900	-	-	15,200	12,600	6,900
Mortgage payables	287,112	-	-	197,127	-	-	138,231
Total liabilities	$321,885	$53,194	$10,087	$212,470	$46,316	$44,833	$153,827

MEMBERS' EQUITY (DEFICIT)
Members' capital	139,265	563,175	240,229	212,164	552,405	554,349	75,390
Accumulated deficit	(68,431)	(81,533)	17,909	(41,846)	(67,518)	(57,730)	(29,956)
Total members' equity (deficit)	$70,834	$481,642	$258,138	$170,318	$484,888	$496,619	$45,434
Total liabilities and members' equity (deficit)	$392,720	$534,836	$268,226	$382,788	$531,204	$541,452	$199,261

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	70,834	481,642	258,138	170,318	484,888	496,619	45,434
Net adjustments to fair value	98,053	55,379	73,522	65,330	64,351	63,154	71,539
TOTAL NET ASSETS	$168,887	$537,022	$331,660	$235,648	$549,239	$559,773	$116,974
NET ASSET VALUE PER INTEREST	$9.20	$8.06	$10.39	$8.79	$8.30	$8.44	$11.14

	Kawana	Kennesaw	Kenny	KerriAnn	Kessler	Kingsley	Kirkwood
ASSETS
Current assets:
Cash	$172	$9,291	$8,153	$3,649	$5,112	$4,533	$3,218
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	879	5,713	5,461	5,865	2,873	5,064	3,132
Property and equipment, net	246,073	383,261	622,185	299,760	234,619	274,638	239,394
Total assets	$251,378	$398,265	$635,799	$313,477	$247,806	$288,488	$250,783

LIABILITIES
Current liabilities:
Accrued expenses	$1,821	$3,046	$2,811	$2,715	$4,291	$5,726	$2,558
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	14,285	19,423	20,332	14,714	8,319	7,696	8,117
Tenant deposits	-	2,795	2,945	1,995	1,595	2,395	1,650
Note payable, related party	-	-	5,100	23,600	13,600	22,200	34,100
Mortgage payables	190,617	-	-	235,766	125,595	212,583	180,173
Total liabilities	$206,723	$25,264	$31,188	$278,790	$153,401	$250,600	$226,598

MEMBERS' EQUITY (DEFICIT)
Members' capital	84,911	395,764	673,368	113,932	145,024	94,327	86,729
Accumulated deficit	(40,256)	(22,763)	(68,758)	(79,245)	(50,619)	(56,439)	(62,544)
Total members' equity (deficit)	$44,656	$373,001	$604,611	$34,687	$94,405	$37,888	$24,185
Total liabilities and members' equity (deficit)	$251,378	$398,265	$635,799	$313,477	$247,806	$288,488	$250,783

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	44,656	373,001	604,611	34,687	94,405	37,888	24,185
Net adjustments to fair value	63,591	78,351	83,016	78,096	71,194	120,324	64,506
TOTAL NET ASSETS	$108,247	$451,352	$687,627	$112,782	$165,600	$158,213	$88,691
NET ASSET VALUE PER INTEREST	$8.53	$9.31	$8.77	$7.86	$9.71	$12.54	$7.82

	Korin	Lallie	Lanier	Lannister	Latte	Lennox	Lierly
ASSETS
Current assets:
Cash	$13,543	$4,954	$4,151	$6,316	$13,120	$5,282	$12,928
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,490	5,131	4,923	1,602	5,062	3,458	3,425
Property and equipment, net	253,849	327,995	341,715	158,910	329,047	188,747	183,564
Total assets	$270,883	$345,025	$356,137	$170,781	$347,229	$199,722	$199,917

LIABILITIES
Current liabilities:
Accrued expenses	$5,656	$7,500	$3,317	$2,100	$3,450	$3,293	$7,854
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,879	45,736	10,490	10,307	16,646	6,164	5,261
Tenant deposits	1,995	2,495	2,295	1,395	2,195	1,795	1,750
Note payable, related party	-	57,200	11,800	18,700	12,600	9,700	-
Mortgage payables	-	237,871	261,542	112,848	-	137,955	131,955
Total liabilities	$13,530	$350,801	$289,444	$145,351	$34,891	$158,907	$146,820

MEMBERS' EQUITY (DEFICIT)
Members' capital	243,123	121,831	123,079	73,820	335,580	66,088	51,013
Accumulated deficit	14,230	(127,607)	(56,386)	(48,390)	(23,243)	(25,273)	2,084
Total members' equity (deficit)	$257,352	$(5,776)	$66,693	$25,430	$312,338	$40,815	$53,097
Total liabilities and members' equity (deficit)	$270,883	$345,025	$356,137	$170,781	$347,229	$199,722	$199,917

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	257,352	(5,776)	66,693	25,430	312,338	40,815	53,097
Net adjustments to fair value	97,033	99,463	88,097	53,537	110,940	94,749	194,068
TOTAL NET ASSETS	$354,386	$93,687	$154,790	$78,967	$423,277	$135,564	$247,165
NET ASSET VALUE PER INTEREST	$10.93	$5.91	$9.38	$8.34	$10.29	$12.80	$26.14

	Lily	Limestone	Litton	Longwoods	Lookout	Loretta	Louis
ASSETS
Current assets:
Cash	$5,667	$4,634	$11,891	$7,041	$10,192	$8,649	$17,929
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,258	4,583	3,712	3,233	4,226	9,593	3,915
Property and equipment, net	468,328	256,211	292,560	249,874	310,566	619,199	249,796
Total assets	$488,350	$271,952	$308,163	$260,148	$324,984	$637,441	$271,640

LIABILITIES
Current liabilities:
Accrued expenses	$3,600	$4,521	$2,186	$3,487	$1,476	$3,189	$2,239
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	15,727	9,710	7,238	11,456	15,261	15,652	4,973
Tenant deposits	2,395	2,095	2,545	1,950	2,245	6,390	2,145
Note payable, related party	64,000	21,400	-	-	-	3,200	-
Mortgage payables	308,894	201,081	158,800	-	-	-	-
Total liabilities	$394,616	$238,806	$170,769	$16,893	$18,982	$28,431	$9,357

MEMBERS' EQUITY (DEFICIT)
Members' capital	204,164	102,493	156,517	266,216	303,715	633,993	257,508
Accumulated deficit	(110,430)	(69,347)	(19,123)	(22,962)	2,287	(24,983)	4,775
Total members' equity (deficit)	$93,735	$33,146	$137,394	$243,254	$306,002	$609,011	$262,283
Total liabilities and members' equity (deficit)	$488,350	$271,952	$308,163	$260,148	$324,984	$637,441	$271,640

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	93,735	33,146	137,394	243,254	306,002	609,011	262,283
Net adjustments to fair value	79,445	93,013	106,855	67,451	70,605	118,235	71,726
TOTAL NET ASSETS	$173,180	$126,159	$244,249	$310,705	$376,607	$727,246	$334,009
NET ASSET VALUE PER INTEREST	$7.20	$9.20	$11.42	$9.67	$9.76	$9.56	$10.30

	Louise	Lovejoy	Luna	Lurleen	Madison	Mae	Magnolia
ASSETS
Current assets:
Cash	$6,081	$3,042	$4,864	$4,435	$5,641	$7,153	$3,933
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,071	3,094	3,425	3,166	2,013	6,536	4,619
Property and equipment, net	246,913	262,881	187,259	203,838	185,211	319,398	226,856
Total assets	$262,380	$275,868	$199,096	$211,438	$196,512	$333,087	$240,670

LIABILITIES
Current liabilities:
Accrued expenses	$1,803	$3,395	$3,763	$2,879	$1,806	$4,258	$2,343
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,304	11,115	6,950	8,887	6,931	10,770	6,907
Tenant deposits	1,895	1,995	1,895	1,695	2,174	4,190	3,290
Note payable, related party	-	12,300	17,800	12,400	15,900	-	23,800
Mortgage payables	180,179	203,142	148,125	109,129	100,073	-	171,329
Total liabilities	$191,181	$231,947	$178,532	$134,990	$126,883	$19,219	$207,668

MEMBERS' EQUITY (DEFICIT)
Members' capital	87,735	90,617	58,141	119,682	110,186	321,570	86,594
Accumulated deficit	(16,536)	(46,696)	(37,577)	(43,233)	(40,557)	(7,702)	(53,592)
Total members' equity (deficit)	$71,199	$43,921	$20,564	$76,449	$69,629	$313,868	$33,002
Total liabilities and members' equity (deficit)	$262,380	$275,868	$199,096	$211,438	$196,512	$333,087	$240,670

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	71,199	43,921	20,564	76,449	69,629	313,868	33,002
Net adjustments to fair value	70,796	31,813	92,891	57,443	34,919	85,640	42,968
TOTAL NET ASSETS	$141,996	$75,734	$113,455	$133,892	$104,548	$399,508	$75,971
NET ASSET VALUE PER INTEREST	$10.73	$5.93	$12.64	$8.71	$7.68	$9.92	$6.83

	Malbec	Mammoth	Marcelo	Marie	Marietta	Marion	Marple
ASSETS
Current assets:
Cash	$4,807	$2,882	$6,698	$13,657	$5,259	$6,606	$5,960
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	2,592	3,914	3,310	5,094	4,533	4,129	5,714
Property and equipment, net	277,225	305,342	257,488	292,158	273,609	241,702	162,800
Total assets	$288,687	$320,089	$267,495	$310,909	$289,691	$252,437	$174,474

LIABILITIES
Current liabilities:
Accrued expenses	$6,686	$4,170	$2,164	$1,436	$4,316	$2,714	$2,721
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,775	12,738	6,702	6,696	10,325	6,229	5,267
Tenant deposits	2,195	2,095	1,750	2,745	2,195	2,295	1,943
Note payable, related party	6,500	44,300	-	-	18,900	5,800	-
Mortgage payables	205,224	235,817	-	-	148,784	-	-
Total liabilities	$228,380	$299,120	$10,616	$10,878	$184,519	$17,038	$9,930

MEMBERS' EQUITY (DEFICIT)
Members' capital	90,543	118,444	263,343	273,521	168,699	252,883	175,560
Accumulated deficit	(30,236)	(97,474)	(6,464)	26,510	(63,528)	(17,485)	(11,016)
Total members' equity (deficit)	$60,307	$20,970	$256,879	$300,031	$105,172	$235,399	$164,544
Total liabilities and members' equity (deficit)	$288,687	$320,089	$267,495	$310,909	$289,691	$252,437	$174,474

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	60,307	20,970	256,879	300,031	105,172	235,399	164,544
Net adjustments to fair value	173,697	84,916	81,938	138,573	81,384	77,267	32,442
TOTAL NET ASSETS	$234,004	$105,886	$338,817	$438,604	$186,556	$312,665	$196,986
NET ASSET VALUE PER INTEREST	$16.99	$7.23	$10.03	$11.85	$9.26	$10.28	$9.26

	Martell	Mary	Matchingham	McGregor	McLovin	Meadow	Mimosa
ASSETS
Current assets:
Cash	$5,961	$11,255	$4,336	$7,326	$3,425	$2,405	$4,328
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	1,941	4,108	3,615	3,680	7,281	5,404	2,835
Property and equipment, net	241,125	251,931	185,765	269,950	490,310	281,389	192,549
Total assets	$249,027	$267,294	$196,446	$280,956	$513,694	$294,901	$199,712

LIABILITIES
Current liabilities:
Accrued expenses	$3,129	$1,769	$3,892	$1,977	$4,481	$2,310	$2,113
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	13,973	5,029	8,209	17,119	26,936	14,766	15,590
Tenant deposits	2,595	2,095	1,895	1,895	2,995	-	-
Note payable, related party	6,200	-	-	-	20,900	-	5,800
Mortgage payables	-	-	144,798	-	364,510	212,906	106,783
Total liabilities	$25,897	$8,893	$158,795	$20,991	$419,822	$229,981	$130,286

MEMBERS' EQUITY (DEFICIT)
Members' capital	256,112	245,512	54,216	267,742	157,605	120,082	113,539
Accumulated deficit	(32,982)	12,889	(16,565)	(7,778)	(63,733)	(55,162)	(44,114)
Total members' equity (deficit)	$223,130	$258,401	$37,651	$259,965	$93,872	$64,920	$69,426
Total liabilities and members' equity (deficit)	$249,027	$267,294	$196,446	$280,956	$513,694	$294,901	$199,712

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	223,130	258,401	37,651	259,965	93,872	64,920	69,426
Net adjustments to fair value	80,003	80,394	68,483	83,670	85,449	95,506	72,537
TOTAL NET ASSETS	$303,133	$338,795	$106,135	$343,634	$179,321	$160,426	$141,962
NET ASSET VALUE PER INTEREST	$9.79	$10.67	$11.26	$9.97	$8.17	$10.45	$9.47

	Mojave	Murphy	Mycroft	Nugget	Odessa	Olive	Oly
ASSETS
Current assets:
Cash	$6,350	$4,024	$5,591	$7,369	$7,813	$4,135	$5,547
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,925	3,701	2,797	5,825	6,248	7,266	5,636
Property and equipment, net	211,478	261,543	166,488	503,922	468,579	203,034	472,264
Total assets	$225,323	$277,041	$174,876	$517,116	$490,313	$220,733	$492,888

LIABILITIES
Current liabilities:
Accrued expenses	$5,044	$4,151	$2,947	$3,947	$4,328	$4,005	$3,577
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,237	7,320	6,477	30,729	12,707	9,523	12,282
Tenant deposits	2,195	1,995	1,395	3,145	3,395	1,895	2,995
Note payable, related party	6,900	5,300	-	-	41,400	19,000	6,000
Mortgage payables	160,430	205,309	-	-	371,495	124,419	365,212
Total liabilities	$181,807	$224,074	$10,819	$37,821	$433,325	$158,842	$390,066

MEMBERS' EQUITY (DEFICIT)
Members' capital	57,438	88,540	171,539	508,301	175,121	100,987	157,986
Accumulated deficit	(13,922)	(35,573)	(7,482)	(29,006)	(118,133)	(39,097)	(55,164)
Total members' equity (deficit)	$43,516	$52,967	$164,057	$479,296	$56,989	$61,890	$102,822
Total liabilities and members' equity (deficit)	$225,323	$277,041	$174,876	$517,116	$490,313	$220,733	$492,888

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	43,516	52,967	164,057	479,296	56,989	61,890	102,822
Net adjustments to fair value	112,091	109,219	33,973	20,938	116,878	87,252	80,394
TOTAL NET ASSETS	$155,608	$162,186	$198,030	$500,234	$173,866	$149,142	$183,215
NET ASSET VALUE PER INTEREST	$14.99	$12.43	$9.12	$8.01	$7.95	$10.92	$8.39

	Onyx	Oscar	Osceola	Osprey	Otoro	Palmer	Patrick
ASSETS
Current assets:
Cash	$7,285	$6,087	$8,370	$5,436	$4,752	$5,781	$4,262
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	2,746	4,908	740	3,097	9,434	4,030	3,766
Property and equipment, net	308,358	235,028	259,898	316,697	354,905	281,060	182,592
Total assets	$318,389	$246,023	$269,008	$325,230	$376,184	$290,871	$190,620

LIABILITIES
Current liabilities:
Accrued expenses	$2,666	$1,927	$3,609	$4,958	$6,159	$2,477	$6,556
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,325	4,471	4,995	18,533	30,296	9,909	7,711
Tenant deposits	2,395	2,793	1,995	2,295	2,319	1,895	2,195
Note payable, related party	-	-	8,200	-	78,700	6,000	-
Mortgage payables	-	-	-	-	271,982	-	108,593
Total liabilities	$12,386	$9,190	$18,799	$25,785	$389,456	$20,281	$125,056

MEMBERS' EQUITY (DEFICIT)
Members' capital	314,581	248,961	289,785	328,665	130,815	286,461	82,075
Accumulated deficit	(8,578)	(12,128)	(39,575)	(29,220)	(144,087)	(15,871)	(16,511)
Total members' equity (deficit)	$306,003	$236,833	$250,210	$299,445	$(13,272)	$270,590	$65,564
Total liabilities and members' equity (deficit)	$318,389	$246,023	$269,008	$325,230	$376,184	$290,871	$190,620

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	306,003	236,833	250,210	299,445	(13,272)	270,590	65,564
Net adjustments to fair value	60,440	53,419	61,870	94,618	81,330	66,295	123,453
TOTAL NET ASSETS	$366,442	$290,252	$312,079	$394,063	$68,058	$336,885	$189,017
NET ASSET VALUE PER INTEREST	$9.54	$9.72	$9.32	$9.78	$4.01	$9.70	$16.71

	Peanut	Pearl	Pecan	Peterson	Piedmont	Pinot	Pioneer
ASSETS
Current assets:
Cash	$5,328	$7,048	$11,242	$15,089	$4,454	$7,371	$6,654
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,417	5,249	3,839	3,230	4,577	3,217	6,391
Property and equipment, net	193,176	491,145	178,674	211,076	346,557	279,904	528,259
Total assets	$205,216	$503,441	$193,755	$229,395	$365,237	$297,410	$541,304

LIABILITIES
Current liabilities:
Accrued expenses	$1,462	$2,554	$6,914	$1,973	$3,333	$6,673	$3,574
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,668	29,240	5,885	3,609	13,159	7,176	26,298
Tenant deposits	2,093	2,745	2,295	1,650	2,295	2,395	3,445
Note payable, related party	-	7,800	-	-	-	5,900	-
Mortgage payables	145,405	-	113,158	-	188,462	207,354	-
Total liabilities	$156,627	$42,339	$128,252	$7,232	$207,249	$229,498	$33,317

MEMBERS' EQUITY (DEFICIT)
Members' capital	67,636	515,570	63,466	218,984	215,613	88,929	538,069
Accumulated deficit	(19,046)	(54,468)	2,037	3,179	(57,626)	(21,017)	(30,083)
Total members' equity (deficit)	$48,589	$461,102	$65,503	$222,164	$157,987	$67,912	$507,987
Total liabilities and members' equity (deficit)	$205,216	$503,441	$193,755	$229,395	$365,237	$297,410	$541,304

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	48,589	461,102	65,503	222,164	157,987	67,912	507,987
Net adjustments to fair value	47,209	60,371	127,086	55,414	4,923	171,127	41,818
TOTAL NET ASSETS	$95,798	$521,473	$192,589	$277,577	$162,911	$239,039	$549,805
NET ASSET VALUE PER INTEREST	$9.79	$8.52	$18.01	$10.24	$6.32	$17.21	$8.44

	Plumtree	Point	Porthos	Quincy	Redondo	Regency	Reginald
ASSETS
Current assets:
Cash	$4,077	$5,566	$9,220	$9,180	$6,593	$6,291	$4,720
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	6,006	3,835	4,291	(4,728)	4,208	4,373	4,279
Property and equipment, net	172,563	342,997	280,650	493,459	285,535	259,320	418,683
Total assets	$182,646	$358,374	$294,161	$497,912	$296,336	$269,984	$427,682

LIABILITIES
Current liabilities:
Accrued expenses	$7,331	$2,448	$4,070	$3,366	$3,878	$5,071	$4,591
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,992	8,959	5,735	13,117	9,692	9,654	14,950
Tenant deposits	1,595	2,095	2,295	-	2,195	2,295	2,195
Note payable, related party	-	17,600	-	24,400	9,300	5,000	82,500
Mortgage payables	111,862	265,367	-	-	156,384	136,411	-
Total liabilities	$127,779	$296,470	$12,100	$40,883	$181,449	$158,432	$104,235

MEMBERS' EQUITY (DEFICIT)
Members' capital	61,705	127,663	283,940	509,075	170,451	137,650	433,598
Accumulated deficit	(6,839)	(65,758)	(1,880)	(52,046)	(55,564)	(26,098)	(110,151)
Total members' equity (deficit)	$54,867	$61,905	$282,060	$457,029	$114,887	$111,552	$323,447
Total liabilities and members' equity (deficit)	$182,646	$358,374	$294,161	$497,912	$296,336	$269,984	$427,682

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	54,867	61,905	282,060	457,029	114,887	111,552	323,447
Net adjustments to fair value	123,128	77,274	63,421	68,644	101,800	128,772	57,853
TOTAL NET ASSETS	$177,994	$139,178	$345,482	$525,673	$216,687	$240,324	$381,300
NET ASSET VALUE PER INTEREST	$16.36	$8.39	$9.67	$8.61	$10.25	$12.92	$7.64

	Reynolds	Ribbonwalk	Richardson	Richmond	Ridge	Ritter	River
ASSETS
Current assets:
Cash	$17,122	$6,314	$11,579	$14,735	$4,377	$9,218	$6,377
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,628	4,523	3,704	5,479	1,653	4,786	3,147
Property and equipment, net	387,761	281,450	284,001	355,757	189,618	454,059	232,242
Total assets	$409,511	$297,992	$299,284	$375,972	$201,222	$468,064	$245,074

LIABILITIES
Current liabilities:
Accrued expenses	$3,563	$2,626	$5,349	$4,335	$3,626	$2,465	$3,118
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	19,767	38,196	7,146	6,091	5,743	23,326	9,227
Tenant deposits	2,495	2,195	1,895	3,443	2,543	2,495	2,993
Note payable, related party	-	12,000	-	-	5,600	15,800	-
Mortgage payables	-	221,941	-	-	138,599	-	170,543
Total liabilities	$25,825	$276,959	$14,390	$13,869	$156,110	$44,085	$185,880

MEMBERS' EQUITY (DEFICIT)
Members' capital	386,241	109,465	287,619	372,843	68,160	480,265	80,529
Accumulated deficit	(2,554)	(88,433)	(2,725)	(10,740)	(23,047)	(56,287)	(21,335)
Total members' equity (deficit)	$383,686	$21,033	$284,894	$362,103	$45,113	$423,978	$59,194
Total liabilities and members' equity (deficit)	$409,511	$297,992	$299,284	$375,972	$201,222	$468,064	$245,074

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	383,686	21,033	284,894	362,103	45,113	423,978	59,194
Net adjustments to fair value	13,316	117,814	97,615	77,212	70,984	105,757	104,022
TOTAL NET ASSETS	$397,002	$138,847	$382,509	$439,315	$116,097	$529,736	$163,216
NET ASSET VALUE PER INTEREST	$8.08	$10.00	$10.42	$9.80	$11.16	$9.14	$12.86

	Riverwalk	Rooney	Roseberry	Rosewood	Roxy	Saddlebred	Saint
ASSETS
Current assets:
Cash	$13,474	$1,406	$4,460	$8,437	$6,848	$7,347	$7,641
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,272	3,421	8,717	4,413	4,162	4,918	(280)
Property and equipment, net	356,396	331,431	286,582	242,970	292,636	422,908	288,559
Total assets	$375,141	$343,263	$308,967	$257,998	$309,884	$440,265	$301,374

LIABILITIES
Current liabilities:
Accrued expenses	$1,690	$2,251	$5,246	$1,789	$2,141	$3,263	$3,587
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	18,389	14,148	8,356	6,080	8,254	10,945	6,923
Tenant deposits	2,845	2,495	3,443	2,768	1,995	3,045	-
Note payable, related party	-	9,400	13,000	4,100	15,200	23,400	-
Mortgage payables	-	256,719	209,291	187,127	218,424	329,761	209,990
Total liabilities	$22,923	$285,013	$239,336	$201,865	$246,013	$370,413	$220,500

MEMBERS' EQUITY (DEFICIT)
Members' capital	358,593	117,830	101,708	86,857	105,930	160,566	91,913
Accumulated deficit	(6,375)	(59,580)	(32,077)	(30,724)	(42,060)	(90,714)	(11,039)
Total members' equity (deficit)	$352,218	$58,250	$69,631	$56,133	$63,871	$69,852	$80,874
Total liabilities and members' equity (deficit)	$375,141	$343,263	$308,967	$257,998	$309,884	$440,265	$301,374

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	352,218	58,250	69,631	56,133	63,871	69,852	80,874
Net adjustments to fair value	98,150	81,777	100,406	72,049	64,688	81,983	32,870
TOTAL NET ASSETS	$450,367	$140,027	$170,037	$128,182	$128,558	$151,835	$113,744
NET ASSET VALUE PER INTEREST	$10.09	$8.97	$11.63	$10.62	$8.98	$7.68	$7.70

	Sajni	Salem	Salinas	Saturn	Scepter	Sequoyah	Shallowford
ASSETS
Current assets:
Cash	$6,334	$6,981	$6,587	$4,403	$6,617	$6,935	$6,875
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	(8,231)	2,317	3,345	3,233	3,666	(2,924)	3,999
Property and equipment, net	300,984	277,194	214,017	189,507	241,891	228,909	325,999
Total assets	$299,087	$292,199	$223,949	$199,708	$256,395	$232,920	$343,622

LIABILITIES
Current liabilities:
Accrued expenses	$1,240	$6,743	$2,292	$2,108	$3,265	$5,703	$2,378
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	14,023	7,767	8,587	10,631	7,164	5,844	10,871
Tenant deposits	2,445	2,195	1,945	1,495	2,195	-	2,095
Note payable, related party	33,700	19,500	20,300	11,900	6,800	23,500	14,500
Mortgage payables	-	209,124	-	138,236	187,164	123,070	177,164
Total liabilities	$51,408	$245,329	$33,124	$164,370	$206,588	$158,117	$207,007

MEMBERS' EQUITY (DEFICIT)
Members' capital	286,988	91,310	219,584	80,991	86,535	133,436	201,871
Accumulated deficit	(39,309)	(44,440)	(28,758)	(45,653)	(36,727)	(58,633)	(65,257)
Total members' equity (deficit)	$247,679	$46,870	$190,825	$35,337	$49,807	$74,803	$136,615
Total liabilities and members' equity (deficit)	$299,087	$292,199	$223,949	$199,708	$256,395	$232,920	$343,622

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	247,679	46,870	190,825	35,337	49,807	74,803	136,615
Net adjustments to fair value	105,705	173,974	107,991	69,860	46,105	88,505	75,366
TOTAL NET ASSETS	$353,384	$220,844	$298,816	$105,198	$95,912	$163,307	$211,981
NET ASSET VALUE PER INTEREST	$10.09	$16.62	$10.99	$10.17	$8.26	$9.71	$8.71

	Shoreline	Sigma	Simon	Sims	Soapstone	Sodalis	Spencer
ASSETS
Current assets:
Cash	$4,184	$5,460	$12,423	$10,424	$8,849	$8,274	$13,631
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,954	3,988	4,340	4,703	4,240	3,592	3,808
Property and equipment, net	270,620	339,869	269,065	253,059	195,098	276,557	261,810
Total assets	$283,452	$355,407	$285,828	$268,187	$208,187	$288,382	$281,164

LIABILITIES
Current liabilities:
Accrued expenses	$4,453	$2,931	$1,765	$2,395	$8,061	$6,976	$3,879
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	10,296	9,637	5,467	5,289	5,552	7,012	11,660
Tenant deposits	2,095	2,869	2,345	2,768	2,350	1,895	2,349
Note payable, related party	30,200	-	-	-	3,900	30,200	9,400
Mortgage payables	210,103	267,137	-	-	129,102	-	192,750
Total liabilities	$257,148	$282,574	$9,576	$10,451	$148,965	$46,082	$220,039

MEMBERS' EQUITY (DEFICIT)
Members' capital	94,096	112,486	269,874	259,288	64,752	277,711	91,238
Accumulated deficit	(67,792)	(39,652)	6,377	(1,553)	(5,529)	(35,412)	(30,112)
Total members' equity (deficit)	$26,304	$72,833	$276,251	$257,735	$59,223	$242,299	$61,126
Total liabilities and members' equity (deficit)	$283,452	$355,407	$285,828	$268,187	$208,187	$288,382	$281,164

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	26,304	72,833	276,251	257,735	59,223	242,299	61,126
Net adjustments to fair value	92,991	91,524	83,577	55,105	178,522	55,080	103,725
TOTAL NET ASSETS	$119,295	$164,357	$359,829	$312,841	$237,744	$297,379	$164,850
NET ASSET VALUE PER INTEREST	$9.76	$10.16	$10.55	$9.64	$23.77	$8.91	$11.94

	Splash	Spring	Stonebriar	Sugar	Summerset	Sundance	Sunnyside
ASSETS
Current assets:
Cash	$6,612	$7,039	$5,516	$5,355	$5,224	$6,111	$13,630
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,000	5,348	2,687	4,628	3,080	459	2,855
Property and equipment, net	195,504	223,358	182,088	271,368	229,564	289,447	202,620
Total assets	$205,537	$235,746	$194,699	$289,962	$240,570	$296,017	$219,105

LIABILITIES
Current liabilities:
Accrued expenses	$5,134	$3,231	$1,986	$3,232	$3,032	$3,352	$1,752
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,528	6,138	5,823	13,859	18,564	9,396	4,728
Tenant deposits	1,550	3,590	1,395	3,590	-	2,195	1,595
Note payable, related party	17,700	5,400	16,000	6,000	24,500	12,700	-
Mortgage payables	122,816	-	132,881	199,188	163,744	156,384	-
Total liabilities	$152,728	$18,359	$158,086	$225,870	$209,840	$184,027	$8,075

MEMBERS' EQUITY (DEFICIT)
Members' capital	66,783	228,086	69,780	115,650	86,146	169,222	202,045
Accumulated deficit	(13,974)	(10,699)	(33,167)	(51,558)	(55,415)	(57,232)	8,985
Total members' equity (deficit)	$52,809	$217,387	$36,614	$64,092	$30,731	$111,989	$211,029
Total liabilities and members' equity (deficit)	$205,537	$235,746	$194,699	$289,962	$240,570	$296,017	$219,105

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	52,809	217,387	36,614	64,092	30,731	111,989	211,029
Net adjustments to fair value	117,904	58,045	42,659	105,115	109,731	95,352	68,609
TOTAL NET ASSETS	$170,713	$275,431	$79,273	$169,207	$140,461	$207,341	$279,638
NET ASSET VALUE PER INTEREST	$15.27	$9.61	$8.38	$11.52	$12.04	$9.81	$10.61

	Swift	Taylor	Terracotta	Theodore	Tulip	Tuscan	Tuscarora
ASSETS
Current assets:
Cash	$7,525	$7,101	$3,872	$10,248	$2,549	$11,402	$13,926
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,702	2,749	3,544	4,297	531	3,203	5,148
Property and equipment, net	309,810	208,606	289,474	267,062	284,327	279,551	305,898
Total assets	$321,037	$222,209	$302,591	$281,607	$293,400	$294,156	$324,972

LIABILITIES
Current liabilities:
Accrued expenses	$3,090	$1,747	$5,230	$1,759	$2,287	$10,474	$3,574
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	16,127	11,158	12,850	5,134	11,357	8,345	7,010
Tenant deposits	2,195	848	1,745	2,245	-	2,295	2,895
Note payable, related party	-	20,700	32,400	-	24,300	-	-
Mortgage payables	-	112,323	220,523	-	219,821	181,802	-
Total liabilities	$21,412	$146,775	$272,748	$9,138	$257,765	$202,916	$13,478

MEMBERS' EQUITY (DEFICIT)
Members' capital	310,410	133,656	109,209	270,934	99,347	101,055	307,829
Accumulated deficit	(10,785)	(58,221)	(79,367)	1,535	(63,712)	(9,815)	3,665
Total members' equity (deficit)	$299,625	$75,435	$29,843	$272,469	$35,635	$91,240	$311,494
Total liabilities and members' equity (deficit)	$321,037	$222,209	$302,591	$281,607	$293,400	$294,156	$324,972

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	299,625	75,435	29,843	272,469	35,635	91,240	311,494
Net adjustments to fair value	59,306	70,781	62,221	85,245	68,803	170,581	108,501
TOTAL NET ASSETS	$358,931	$146,216	$92,063	$357,714	$104,438	$261,821	$419,995
NET ASSET VALUE PER INTEREST	$9.09	$9.18	$6.59	$10.55	$7.47	$15.91	$10.79

	Tuxford	Vernon	Walton	Wave	Weldon	Wellington	Wentworth
ASSETS
Current assets:
Cash	$3,808	$4,690	$8,107	$3,349	$6,002	$7,940	$7,470
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	2,375	4,726	(804)	8,381	2,096	4,449	3,500
Property and equipment, net	234,094	228,992	279,185	299,063	185,188	372,782	204,614
Total assets	$248,919	$244,410	$286,488	$317,444	$197,247	$385,171	$219,331

LIABILITIES
Current liabilities:
Accrued expenses	$4,613	$3,707	$5,415	$4,686	$2,067	$3,824	$4,956
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	12,561	8,152	14,187	17,236	9,456	9,225	5,738
Tenant deposits	1,995	2,843	-	3,890	2,168	2,395	1,595
Note payable, related party	25,800	7,400	37,500	94,200	-	8,200	-
Mortgage payables	176,707	180,038	-	221,914	135,002	-	155,381
Total liabilities	$221,676	$202,140	$57,102	$341,925	$148,692	$23,644	$167,670

MEMBERS' EQUITY (DEFICIT)
Members' capital	90,702	79,635	283,013	110,927	75,791	381,753	55,498
Accumulated deficit	(63,459)	(37,366)	(53,627)	(135,409)	(27,237)	(20,226)	(3,837)
Total members' equity (deficit)	$27,243	$42,269	$229,386	$(24,482)	$48,554	$361,527	$51,661
Total liabilities and members' equity (deficit)	$248,919	$244,410	$286,488	$317,444	$197,247	$385,171	$219,331

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	27,243	42,269	229,386	(24,482)	48,554	361,527	51,661
Net adjustments to fair value	54,608	67,733	94,448	80,773	70,719	59,146	115,806
TOTAL NET ASSETS	$81,851	$110,002	$323,835	$56,291	$119,274	$420,673	$167,466
NET ASSET VALUE PER INTEREST	$6.79	$9.48	$9.44	$4.03	$11.69	$8.94	$15.18

	Wescott	Westchester	Wildwood	Willow	Wilson	Winchester	Windsor
ASSETS
Current assets:
Cash	$1,996	$6,341	$7,115	$5,853	$8,647	$5,990	$7,110
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	740	5,220	3,241	2,825	4,177	(3,818)	5,770
Property and equipment, net	246,623	297,483	198,051	264,216	347,265	256,332	305,512
Total assets	$250,936	$314,649	$212,185	$272,894	$360,089	$258,504	$326,108

LIABILITIES
Current liabilities:
Accrued expenses	$2,155	$5,911	$1,560	$4,345	$6,670	$2,646	$6,715
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	21,228	10,324	6,647	11,111	9,289	5,492	17,980
Tenant deposits	1,695	2,595	1,945	1,545	2,445	1,895	2,595
Note payable, related party	20,800	27,300	-	-	-	-	48,300
Mortgage payables	133,238	196,610	107,451	-	-	-	224,971
Total liabilities	$179,117	$242,740	$117,603	$17,001	$18,404	$10,033	$300,561

MEMBERS' EQUITY (DEFICIT)
Members' capital	142,375	137,278	105,235	270,512	346,443	258,943	114,006
Accumulated deficit	(70,555)	(65,370)	(10,653)	(14,618)	(4,758)	(10,472)	(88,458)
Total members' equity (deficit)	$71,819	$71,909	$94,582	$255,893	$341,685	$248,472	$25,547
Total liabilities and members' equity (deficit)	$250,936	$314,649	$212,185	$272,894	$360,089	$258,504	$326,108

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	71,819	71,909	94,582	255,893	341,685	248,472	25,547
Net adjustments to fair value	62,874	93,480	77,229	48,255	106,161	57,644	141,315
TOTAL NET ASSETS	$134,693	$165,388	$171,810	$304,149	$447,846	$306,115	$166,862
NET ASSET VALUE PER INTEREST	$7.58	$9.14	$11.71	$9.09	$10.11	$9.71	$10.77

	Winston	Wisteria
ASSETS
Current assets:
Cash	$8,400	$990
Other receivables	-	-
Prepaid expenses	-	-
Deposits	5,492	(305)
Property and equipment, net	297,525	269,453
Total assets	$311,417	$274,416

LIABILITIES
Current liabilities:
Accrued expenses	$2,454	$2,001
Accounts payable	-	-
Due to (from) related parties	7,522	8,566
Tenant deposits	1,795	-
Note payable, related party	-	9,300
Mortgage payables	-	205,491
Total liabilities	$11,771	$225,358

MEMBERS' EQUITY (DEFICIT)
Members' capital	307,080	93,083
Accumulated deficit	(7,434)	(44,025)
Total members' equity (deficit)	$299,646	$49,058
Total liabilities and members' equity (deficit)	$311,417	$274,416

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	299,646	49,058
Net adjustments to fair value	42,418	100,069
TOTAL NET ASSETS	$342,065	$149,127
NET ASSET VALUE PER INTEREST	$9.00	$11.68

[1] Estimated Balance Sheet as of May 31, 2026.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our interests; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.